SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

 Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Utah Medical Products, Inc.

____________________

(Name of Issuer)

Utah Medical Products, Inc. (Issuer)

____________________

(Name of Filing Persons)

Common Stock, Par Value $.01 Per Share

____________________

(Title of Class of Securities)

917488108

____________________

(Cusip Number of Class of Securities)

Kevin L. Cornwell, Chairman and CEO

Utah Medical Products, Inc.

7043 South 300 West

Midvale, Utah 84047

(801-566-1200)

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction

This Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation (“UTMD” or the “Company”), to purchase 650,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, at a price of $75.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2026 the “Offer to Purchase”), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the “Offer,” copies of which are attached as Exhibit (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION.

(a)

The name of the issuer is Utah Medical Products, Inc., a Utah corporation (the “Company”), and the address of its principal executive office is 7043 South 300 West, Midvale, Utah 84057. The Company’s telephone number is (801) 566-1200.

(b)

The subject securities are shares of the Company’s Common Stock, par value $0.01 per share. As of September 14, 2026, there were 3,173,818 shares of the Company’s Common Stock outstanding. The information set forth under the heading “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)

The information about the trading market and price of the shares of the Company’s common stock set forth in the Offer to Purchase under Section 7 (“Price Range of Shares”) is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person. The Company’s business address and telephone number are set forth in Item 2(a) above. The names and share ownership of the directors and executive officers of the Company as of September 14, 2026, are as set forth in the table below:

Name	Nature of Ownership	Number of Shares Owned	Percentage
Kevin L. Cornwell	Direct	188,472	5.9%
Ernst G. Hoyer	Direct	5,000	0.2%
Paul O. Richins	Direct	20,765	0.6%
James H. Beeson	Direct	13,125	0.4%
Carrie Leigh	Direct	51	0.0%
	Options	10,000	0.3%
		10,051	0.3%
Kevin Timken	Options	10,000	0.3%
Brian L. Koopman	Direct	782	0.0%
	Options	5,600	0.2%
	Total	6,382	0.2%
All executive officers and
directors as a group (7 persons)	Direct	228,195	7.1%
	Options	25,600	0.8%
	Total	253,795	7.9%

In the previous table, shares owned directly by directors and executive officers are owned beneficially and of record, and such record stockholder has sole voting, investment and dispositive power. Calculations of percentage of shares outstanding assumes the exercise of options to which the percentage relates based on outstanding shares plus option shares as of September 14, 2026. The Company’s principal business office identified in Item 2(a) above is the business address for each of the persons in the above table.

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Item 4. TERMS OF THE TRANSACTION.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction & Background”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Certain Conditions of the Offer”);

•	Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”);

•	Section 13 (“Certain United States Federal Income Tax Consequences”);

•	Section 14 (“Extension of the Offer; Termination; Amendment”); and

•	Section 15 (“Fees and Expenses”).

(b)

The information regarding purchases from officers, directors and affiliates of the Company set forth in the “Introduction” to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)

and (b) The information regarding the purpose of the transaction set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(c)

The information about any plans or proposals set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares.”) is incorporated herein by reference.

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Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	The information regarding the source of funds set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)	None.

(c)	The information regarding expenses set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(d)	None.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)

and (b) The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. FINANCIAL STATEMENTS.

(a) and (b)	Not applicable.

Item 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 9 (“Certain Information Concerning the Company”) and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth in the Offer to Purchase under Section 12 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under Section 12 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) is incorporated herein by reference.

(a)(5) To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending. The information set forth in the Offer to Purchase under Section 12 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

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(c) The information set forth in the Form of Offer to Purchase and the related Form of Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a) (1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 11 below is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits

(a) (1)
(A) Form of Offer to Purchase dated September 22, 2026.
(B) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(D) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (2)-(4)	Not applicable.

(a) (5)
(A) Form of Press Release issued by the Company dated September 15, 2026.

(B) Form of Letter to Stockholders of the Company dated September 22, 2026, from Kevin L. Cornwell, Chairman and Chief Executive Officer.

(b)-(h)	Not applicable.

107 -	Filing Fee Table

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTAH MEDICAL PRODUCTS, INC.

By:	/s/ KEVIN L. CORNWELL
Name:	Kevin L. Cornwell
Title:	Chairman and Chief Executive Officer

Dated: September 22, 2026

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